May 8, 2012

Kathy Churko

Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-2000

RE:

Grand Prix Investors Trust, File Nos. 811-22439 and 333-168095

Dear Ms. Churko:

We are responding to the Staff’s comments that you provided on February 1, 2012 with respect to Annual Reports included in Forms N-CSR filed by Grand Prix Investors Trust (the “Trust”) on behalf of its series, Grand Prix Investors Fund (the “Fund”).

1.  Comment:   The link to the Prospectus on the Fund’s website was stale.

Response:  The correct Prospectus can now be found at the link on the Fund’s website.

2.  Comment:   The Annual Report does not include a risk disclosure related to portfolio turnover risk, while the Portfolio Turnover for the period ended July 31, 2011 is listed at 220.42%.

Response:  The Prospectus and Item 9 will be stickered to include the following disclosures:

“Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund's portfolio turnover rate was 220% of the average value of its portfolio.”

“Portfolio Turnover Risk: Portfolio turnover refers to the rate at which the securities held by the Fund are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover, which may reduce the Fund’s return unless the securities traded can be bought and sold without corresponding commission costs. Active trading of securities may also increase a Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.”

3.  Comment:   Please describe the process related to the payment of 12b-1 fees, including amounts and percentages of distribution fees.

Response:  The Fund has adopted a compensation type Rule 12b-1 plan whereby the Adviser receives an amount annually from the Fund amounting to0.25% of its average daily net assets as compensation for coordinating all distribution-related activities and payment of all distribution related expenses, either from the Rule 12b-1 fees it receives or from its own resources if the Rule 12b-1 fees are insufficient.Like the advisory fee, the Rule 12b-1 fee is based on a percentage of assets.The amount of the Rule 12b-1 fee is not contingent on sales of shares and, as such, is not transaction-based compensation. The Advisor coordinates or develops all marketing and advertising materials, prints prospectuses and marketing materials directed towards prospective investors, develops and maintains the website content, develops and manages email and other marketing campaigns, and tracks and maintains records of sales activities in order to develop the most effective marketing approaches. In the period beginning with the month of the Fund’s inception, October1, 2010, through the end of the Fund’s first fiscal year, July 31, 2011, the Fund incurred $996 in distribution fees. Over this same period, the Adviser paid $6,543.38 in direct costs related to printing, ad development, test marketing, and promotional giveaways.

4.  Comment:   Please explain the circumstances behind the removal of Unified Financial Securities, Inc.(“Unified”) as the Fund’s distributor.

Response:  Unified was removed as the Fund’s distributor in order to reduce costs. The Board determined that shareholders would benefit if a change was made to allow for self-distribution.

The Trust has authorized us to convey to you that the Trust acknowledges:

•

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact Parker Bridgeport at 614-469-3238.

Sincerely,

/s/ Thompson Hine, LLP